UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                       ACT Teleconferencing, Inc.
                       --------------------------
                            (Name of Issuer)

                              Common Stock
                              ------------
                     (Title of Class of Securities)

                               000955 10 4
                               -----------
                             (CUSIP Number)

                            December 31, 1999
                            -----------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because os ss.ss.240.13d-1(e), 240.13f-1(f) or
240.13d-1(g), check the following box:  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 000955 10 4


1.   Name of Reporting Person:                              Nikos Moschos

     SS or IRS Identification No. of Above Person:          Not applicable

2.   Check the Appropriate Box if a Member of a Group:      (a)   X
                                                            (b)

2.   SEC Use Only

3.   Source of Funds:                                       PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization                   Greece

Number of Shares Beneficially Owned by each Reporting Person with
     7.   Sole Voting Power                                 158,796
     8    Shared Voting Power                               307,440
     9.   Sole Dispositive Power                            158,796
     10.  Shared Dispositive Power                          307,440

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  466,236

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:  N/A

13.  Percent of Class Represented by Amount in Row (9):                 10.1%

14.  Type of Reporting Person:                                        IN

CUSIP NO. 000955 10 4


1.   Name of Reporting Person:                              Katerina Scordou

     SS or IRS Identification No. of Above Person:          Not applicable

2.   Check the Appropriate Box if a Member of a Group:      (a)   X
                                                            (b)

3.   SEC Use Only

4.   Source of Funds:                                       PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization:                  Greece

Number of Shares Beneficially Owned by each Reporting Person with
     7.   Sole Voting Power                                -0-
     8.   Shared Voting Power                          307,440
     9.   Sole Dispositive Power                           -0-
     10.  Shared Dispositive Power                     307,440

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  307,440

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:  N/A

13.  Percent of Class Represented by Amount in Row (9):                 6.7%

14.  Type of Reporting Person:                                       IN

CUSIP NO. 000955 10 4


1.   Name of Reporting Person:                        Euroamerican Securities SA

     SS or IRS Identification No. of Above Person:          Not applicable

2.   Check the Appropriate Box if a Member of a Group:      (a)   X
                                                            (b)

3.   SEC Use Only

4.   Source of Funds:                                       PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization:                  Greece

Number of Shares Beneficially Owned by each Reporting Person with
     7.   Sole Voting Power                                 158,796
     8.   Shared Voting Power                                   -0-
     9.   Sole Dispositive Power                            158,796
     10.  Shared Dispositive Power                              -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  158,796

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:  N/A

13.  Percent of Class Represented by Amount in Row (9):                 3.5%

14.  Type of Reporting Person:                                       OO

CUSIP NO. 000955 10 4

Item 1.   Security and Issuer.
------    -------------------

          The title of the class of equity securities of ACT
Teleconferencing, Inc. (the "Company") to which this statement relates is the Company's Common Stock. The address of the principal executive office of the Company is 1658 Cole Boulevard, Suite 130, Golden, Colorado 80401.

Item 2.   Identity and Background.
------    -----------------------

          This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are Nikos Moschos, his wife, Katerina Scordou and Euroamerican Securities SA, of which Mr. Moschos is the president, all of which are located at Pangalou # 7, Melissa, Athens, Greece 15127. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

          None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Nikos Moskos and Katrina Scordou purchased the shares of Common Stock for an average purchase price of $10.00 per share, for a total purchase price of approximately $3,074,400. Euroamerican Securities SA purchased the shares of Common Stock at $8.007 per share, for a total purchase price of $1,271,480. The source of the funds used to purchase the Common Stock was personal funds, in the case of the individual Reporting Persons, and corporate funds for Euroamerican Securities SA.

Item 4.   Purpose of Transaction.
------    ----------------------

          Each of the Reporting Persons acquired the shares of the Company's Common Stock for investment purposes. From time to time, the Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. At this time, none of the Reporting Persons have any plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          As of December 31, 1999, Nikos Moschos, Katerina Scordou and Euroamerican Securities SA beneficially owned 202,775, 104,665 and 158,796 shares of Common Stock, respectively, which represented 4.4%, 2.3% and 3.5%, respectively, of the Company's issued and outstanding shares of Common Stock.

          By virtue of the fact that Nikos Moschos is the president and sole shareholder of Euroamerican Securities SA, he is authorized and empowered to vote and dispose of the securities held by Euroamerican Securities SA, he has sole power to vote and direct the disposition of the 158,796 shares owned by Euroamerican Securities SA, representing 3.5% of the Company's issued and outstanding Common Stock. As Mr. Moschos and Ms. Scordou are husband and wife, each may be deemed to share voting power and the power to direct the disposition of the shares owned by the other, an aggregate of 307,440 shares of Common Stock, representing 6.7% of the issued and outstanding Common Stock.

          During the 60 days prior to December 31, 1999, neither of the individual Reporting Persons effected any transactions in the Company's Common Stock. Euroamerican Securities SA acquired 158,796 shares of the Company's Common Stock on December 30, 1999 at $8.007 per share.

          No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
------    -------------------------------------------------------------
Respect to the Issuer.
---------------------

          As noted above, Nikos Moschos is authorized and empowered to vote and dispose of the Common Stock held by Euroamerican Securities SA. Mr. Moschos is also the spouse of Katrina Scordou. Accordingly, Mr. Moschos and Ms. Scordou may, from time to time, consult each other and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on their behalf with respect to the Company's shares of Common Stock as they deem to be in their best interest.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k).

                               SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated: March 6, 2000               /s/ NIKOS MOSCHOS
                                   --------------------------------------
                                        Nikos Moschos



     Dated: March 6, 2000               /s/ KATERINA SCORDOU
                                   ---------------------------------------
                                        Katerina Scordou


                                   EUROAMERICAN SECURITIES SA


     Dated: March 6, 2000          by /s/ NIKOS MOSCHOS
                                     -----------------------------------
                                        Nikos Moschos, President

                                EXHIBIT 1
                                   to
                              SCHEDULE 13D


                         JOINT FILING STATEMENT
                      PURSUANT TO RULE 13D-1(K)(1)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is accurate.



     Dated: March 6, 2000               /s/ NIKOS MOSCHOS
                                   --------------------------------------
                                        Nikos Moschos



     Dated: March 6, 2000               /s/ KATERINA SCORDOU
                                   ---------------------------------------
                                        Katerina Scordou


                                   EUROAMERICAN SECURITIES SA


     Dated: March 6, 2000          by /s/ NIKOS MOSCHOS
                                     -----------------------------------
                                        Nikos Moschos, President





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